UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-27410
                                                  CUSIP Number: 45324E 10 3

                           NOTIFICATION OF LATE FILING

(Check One):     /x/ Form 10-K         / /  Form 11-K           / /  Form 20-F
                / /  Form 10-Q         / /  Form N-SAR

                  For Period Ended:    September 30, 1999

/  /  Transition Report on Form 10-K   /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F   /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

      For the Transition Period Ended _____________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Incara Pharmaceuticals Corporation

Former name if applicable:          Intercardia, Inc.


Address of principal executive office (Street and Number):  3200 E. Highway 54
                                                            Cape Fear Building,
                                                            Suite 300

City, state and zip code:  Research Triangle Park, North Carolina 27709

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
         /x/ before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-K for the year ended September 30, 1999 for the registrant could not be filed within the prescribed period because the registrant's ability to get and file an opinion from its auditors without a going concern limitation is conditioned upon completion of the sale of the assets of its IRL business, which transaction the registrant expects to close very shortly. As previously announced, the registrant expects to receive cash proceeds of approximately $10 million from the sale of its IRL business. The registrant expects to file its Annual Report on Form 10-K promptly upon completion of the transaction. The registrant's inability to complete the sale and file its Form 10-K without the going concern limitation could not have been eliminated by the registrant without unreasonable effort or expense.

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

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     DONALD R. REYNOLDS, ESQ.           (919)                   781-4000
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                 (Name)              (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /x/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No

                                 See attachment

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


     INCARA PHARMACEUTICALS CORPORATION
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 29, 1999               By:     /s/ Richard W. Reichow
      --------------------------              ----------------------------------
                                                    Richard W. Reichow
                                              Executive Vice President and
                                                Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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




Securities and Exchange Commission
Form 12b-25
Commission File  No. 0-27410
Notification of Late Filing
Attachment for Part IV (3) Other Information

The registrant anticipates that the revenues to be reflected on its year-end financial statements for its fiscal year ended September 30, 1999 will be significantly less than the revenues reported for the fiscal year ended September 30, 1998. The Company estimates that it will report revenues for fiscal 1999 of approximately $2.1 million and a net loss of approximately $19.6 million versus fiscal 1998 revenues of approximately $6.1 million and a net loss of approximately $19.1 million. The decrease in revenue was mainly due to a $4.0 million contract termination payment received in fiscal 1998.



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